                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 2)

                               Owosso Corporation
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  691217 10 3
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

        Mr. George B. Lemmon, Jr., President and Chief Executive Officer
                               22543 Fisher Road
                               Watertown, NY 13601
                                  315-782-5910
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  July 18, 2003
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|

                         (Continued on following pages)

                              (1 of 18 Pages)

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 2 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John R. Reese
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER           569,602
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER               0
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER      569,602

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER          0

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             569,602

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             9.6%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 3 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lemmon Drop Enterprises, L.P.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER         2,090,671
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER    2,090,671

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

 ---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,090,671

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             35.6%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 4 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
           dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER               -0-
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER          -0-

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.0%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 5 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER               -0-
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER          -0-

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.0%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 6 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER               -0-
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER          -0-

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.0%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 7 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER               -0-
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER          -0-

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.0%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 8 of 18 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ann Peterkin Snyder Family Limited Partnership, L.P.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                    (b)     |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

---------------------------------- -------- ------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER         2,090,671
             SHARES
          BENEFICIALLY             -------- ------------------------------------
            OWNED BY                  8     SHARED VOTING POWER             -0-
         EACH REPORTING
           PERSON WITH             -------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER    2,090,671

                                   -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER        -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,090,671

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             35.6%

---------- ---------------------------------------------------------------------
   14e     TYPE OF REPORTING PERSON
                             PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.  691217 10 3                                        Page 9 of 18 Pages
----------------------                                        ------------------


         This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement a joint Schedule 13D filed on July 15, 2002 relating to the common stock, par value $.01 per share, of Owosso Corporation, a Pennsylvania corporation.

ITEM 1.  SECURITY AND ISSUER.

         Title of Class of Equity Securities: Common Stock, par value $.01 per share

         Name of Issuer: Owosso Corporation

         Address of Issuer's Principal Executive Offices: 22543 Fisher Road
                                                          Watertown, NY 13601
ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person: John R. Reese

                  Mr. John R. Reese, a U.S. citizen, is a Limited Managing Director at Lazard Freres & Co., LLC where he is in the Private Clients Division, which provides investment advice to high net worth individuals. Mr. Reese is the former Chairman of the board of directors of the Issuer and was the sole trustee of each of 1996 Trust of George
         B. Lemmon for George B. Lemmon, Jr., dated 2/28/96, 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96, 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96, and 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 prior to their dissolution on July 18, 2003. Accordingly, neither Mr. Reese nor the Trusts are beneficial owners of the 1,500,000 shares previously reported hereunder, and Mr. Reese has determined that certain provisions of the Exchange Act Rules no longer require him to file a schedule of beneficial ownership on Schedule 13D and may file such information on Schedule 13G, and will file on such form for so long as he qualifies to do so under applicable rules. Mr. Reese's principal business address is c/o Lazard Freres & Co., L.L.C. is located at 30 Rockefeller Plaza, 58th Floor, New York, NY 10020.

                  During the past five years, Mr. Reese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Reporting Person: Lemmon Drop Enterprises, L.P.

                  Lemmon Drop Enterprises, L.P. ("Lemmon Drop") is a Georgia limited partnership that was formed for estate planning purposes in February 1996 by George B. Lemmon, Sr. (deceased). The sole general partner of Lemmon Drop is the Ann Peterkin Snyder Family Limited Partnership, L.P., a Pennsylvania limited partnership, more fully described below. The principal business address of Lemmon Drop is c/o Kathleen Stephenson, Esquire, Pepper Hamilton LLP, two Logan Square, 18th & Arch Streets, Philadelphia, PA 19103.

                  During the past five years, Lemmon Drop has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 10 of 18 Pages
----------------------                                       -------------------


Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

                  The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 (the "GBL Trust") was a common law trust settled by George B. Lemmon (deceased) to hold a 1/4% general partnership interest in Lemmon Drop and has been dissolved in connection with the transfer of such interest to the Ann Peterkin Snyder Family Limited Partnership, L.P. The principal business address of trust is c/o FG Cooper, Duane Morris LLP, 4200 One Liberty Place, Philadelphia, PA 19103.

                  During the past five years, the GBL Trust has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon
                  dated 2/28/96

                  The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 ("APL Trust") was a common law trust settled by George B. Lemmon (deceased) to hold a 1/4% general partnership interest in Lemmon Drop and has been dissolved in connection with the transfer of such interest to the Ann Peterkin Snyder Family Limited Partnership, L.P. The principal business address of trust is c/o FG Cooper, Duane Morris LLP, 4200 One Liberty Place, Philadelphia, PA 19103.

                  During the past five years, the APL Trust has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon
                  dated 2/28/96

                  The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 (the "DBL Trust") was a common law trust settled by George B. Lemmon (deceased) to hold a 1/4% general partnership interest in Lemmon Drop and has been dissolved in connection with the transfer of such interest to the Ann Peterkin Snyder Family Limited Partnership, L.P. The principal business address of trust is c/o FG Cooper, Duane Morris LLP, 4200 One Liberty Place, Philadelphia, PA 19103.

                  During the past five years, the DBL Trust has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon
                  dated 2/28/96

                  The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 (the "NAL Trust") was a common law trust settled by George B. Lemmon (deceased) to hold a 1/4% general partnership interest in Lemmon Drop and has been dissolved in connection with the transfer of such interest to the Ann Peterkin Snyder Family Limited Partnership, L.P. The principal business address of trust is c/o FG Cooper, Duane Morris LLP, 4200 One Liberty Place, Philadelphia, PA 19103.

                  During the past five years, the NAL Trust has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 11 of 18 Pages
----------------------                                       -------------------


Reporting Person: Ann Peterkin Snyder Family Limited Partnership, L.P.

                  The Ann Peterkin Snyder Family Limited Partnership, L.P. (the "Snyder LP") is a Pennsylvania limited partnership that was formed for estate planning purposes in July 1995 by Ann P. Snyder (deceased) the wife of George B. Lemmon (deceased). The sole general partner of the Snyder LP is George B. Lemmon, Jr. The partnership holds the 1% general partnership interest in the Lemmon Drop, which was transferred to the Snyder LP by the GBL Trust, APL Trust, DBL Trust and NAL Trust on July 18, 2003. The principal business address of Lemmon Drop is c/o
         Kathleen Stephenson, Esquire, Pepper Hamilton LLP, two Logan Square, 18th & Arch Streets, Philadelphia, PA 19103. Mr.

                  During the past five years, the Snyder LP has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

George B. Lemmon Jr.

                  George B. Lemmon, Jr., a U.S. citizen, is the President and Chief Executive Officer of the Issuer. He is also a member of the board of directors of the Issuer. Mr. Lemmon, Jr. is the sole general partner of the Snyder LP, which is the sole general partner of Lemmon Drop. The principal business address of Mr. Lemmon is The Triad Building, 2200 Renaissance Boulevard, Suite 150, King of Prussia, PA 19406.

                  During the past five years, Mr. Lemmon, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On July 18, 2003, each of the GBL Trust, APL Trust, the
         DBL Trust and NAL Trust (collectively, the "Trusts") transferred its1/4% general partnership interest in Lemmon Drop, which immediately prior to the transfer held 1,500,000 shares of the Issuer's common stock, to the Snyder LP and were subsequently dissolved. Mr. Reese had been the sole trustee of each of the Trusts. Accordingly, neither Mr. Reese nor the Trusts are beneficial owners of the 1,500,000 shares previously reported hereunder. Immediately after the transfer of the general partnership interests in Lemmon Drop to the Snyder LP, certain heirs of George B. Lemmon, including Mr. Lemmon, Jr., contributed in the aggregate an additional 590,671 shares to Lemmon Drop, which now holds 2,090,671 shares of common stock of the Issuer in the aggregate. The Snyder LP is an indirect beneficial owner of 2,090,671 shares of common stock of the Issuer. Mr. Lemmon, Jr. acquired an indirect beneficial interest in 2,090,671 shares of Common Stock of the Issuer by virtue of his being the sole general partner of the Snyder LP.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The transfer of the 1% general partnership interest in Lemmon Drop from the Trusts to the Snyder LP, which is controlled by Mr. Lemmon, Jr. as the sole general partner thereof, as well as the transfer of the additional 590,671 shares of common stock of the Issuer was undertaken in order to encourage discussions with various parties including the Issuer's board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Mr. Lemmon, Jr. might make may affect control of the Issuer or may relate to one or more of the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the composition of the board of directors of the Issuer, a change in the present capitalization of the Issuer or a change in the Issuer's charter or bylaws. At this time, no understandings or agreements have been made. Subject to market, general economic and other conditions as well as other factors deemed relevant by Mr. Lemmon, Jr., he may cause Lemmon Drop or the Snyder LP to, or may himself, acquire, directly or indirectly, beneficial ownership of additional shares of the Issuer in open-market transactions or privately negotiated transactions.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 12 of 18 Pages
----------------------                                       -------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Reporting Person:  John Reese

         (a) Aggregate Number and Percentage of Common Stock

         Mr. Reese is the beneficial owner of 569,602 shares of Common Stock of the Issuer, which represents 9.6% of the outstanding shares of Common Stock of the Issuer. The 569,602 shares includes 45,000 shares of common stock purchasable upon the exercise of stock options. Mr. Reese no longer beneficially owns the 1,500,00 shares of common stock previously reported jointly by certain reporting persons hereunder.

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: 569,602

                  (ii)  Shared Power to Vote or to Direct the Vote: 0

                  (iii) Sole Power to Dispose or to Direct the Disposition:
                        569,602

                  (iv)  Shared Power to Dispose or Direct the Disposition: 0

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days:

                  Not Applicable

         (d) Not Applicable

         (e) Not Applicable

Reporting Person:  Lemmon Drop Enterprises, L.P.

         (a) Aggregate Number and Percentage of Common Stock

                  Lemmon Drop Enterprises L.P. is the beneficial owner of 2,090,671 shares of Common Stock which represents 35.6% of the outstanding shares of Common Stock of the Issuer.

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: 2,090,671

                  (ii)  Shared Power to Vote or to Direct the Vote: -0-

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 13 of 18 Pages
----------------------                                       -------------------


                  (iii) Sole Power to Dispose or to Direct the Disposition:
                        2,090,671

                  (iv)  Shared Power to Dispose or Direct the Disposition: -0-

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: Lemmon Drop Enterprises L.P. received a contribution of 590,671 shares of common stock of the Issuer, at their tax basis value, from certain heirs of George Lemmon on July 18, 2003, in consideration of additional limited partnership interests in the partnership.

         (d) Not Applicable

         (e) Not Applicable

Reporting Person: 1996 Trust of George B. Lemmon for George B. Lemmon, Jr.,
                  dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock

                  None

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: -0-

                  (ii)  Shared Power to Vote or to Direct the Vote: -0-

                  (iii) Sole Power to Dispose or to Direct the Disposition: -0-

                  (iv) Shared Power to Dispose or Direct the Disposition: -0-

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: None

         (d) Not Applicable

         (e) The 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96, ceased to be the beneficial owner of more than five percent of the Issuer's common stock on July 18, 2003.

Reporting Person: 1996 Trust of George B. Lemmon for Andreana P. Lemmon
                  dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock

                  None

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: -0-

                  (ii)  Shared Power to Vote or to Direct the Vote: -0-

                  (iii) Sole Power to Dispose or to Direct the Disposition: -0-

                  (iv)  Shared Power to Dispose or Direct the Disposition: -0-

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 14 of 18 Pages
----------------------                                       -------------------


         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: None

         (d) Not Applicable

         (e) The 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96, ceased to be the beneficial owner of more than five percent of the Issuer's common stock on July 18, 2003.

Reporting Person: 1996 Trust of George B. Lemmon for Danielle B. Lemmon
                  dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock

                  None

         (b) Number of Shares as to Which the Reporting Person has: (i) Sole Power to Vote or Direct the Vote: -0-

                  (ii)  Shared Power to Vote or to Direct the Vote: -0-

                  (iii) Sole Power to Dispose or to Direct the Disposition: -0-

                  (iv) Shared Power to Dispose or Direct the Disposition: -0-

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: None

         (d) Not Applicable

         (e) The 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96, ceased to be the beneficial owner of more than five percent of the Issuer's common stock on July 18, 2003.

Reporting Person: 1996 Trust of George B. Lemmon for Nadine A. Lemmon
                  dated 2/28/96

         (a) Aggregate Number and Percentage of Common Stock

                  None

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: -0-

                  (ii)  Shared Power to Vote or to Direct the Vote: -0-

                  (iii) Sole Power to Dispose or to Direct the Disposition: -0-

                  (iv)  Shared Power to Dispose or Direct the Disposition: -0-

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: None

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 15 of 18 Pages
----------------------                                       -------------------


         (d) Not Applicable

         (e) The 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96, ceased to be the beneficial owner of more than five percent of the Issuer's common stock on July 18, 2003.

Reporting Person:  Ann Peterkin Family Limited Partnership, L.P.

         (a) Aggregate Number and Percentage of Common Stock

                  Ann Peterkin Family Limited Partnership, L.P. is the beneficial owner of 2,090,671 shares of Common Stock which is 35.6% of the outstanding shares of Common Stock of the Issuer.

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: 2,090,671

                  ii)   Shared Power to Vote or to Direct the Vote: -0-

                  (iii) Sole Power to Dispose or to Direct the Disposition:
                        2,090,671

                  (iv)  Shared Power to Dispose or Direct the Disposition: -0-

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: Lemmon Drop Enterprises L.P., the General Partner of which is the Ann Peterkin Snyder Family Limited Partnership, L.P., received a contribution of 590,671 shares of common stock of the Issuer, at their tax basis value, from certain heirs of George Lemmon on July 18, 2003, in consideration of additional limited partnership interests in the partnership.


         (d) Not Applicable

         (e) Not Applicable

General Partner of Ann Peterkin Snyder Family Limited Partnership, L.P.:
George B. Lemmon Jr.

         (a) Aggregate Number and Percentage of Common Stock

         Mr. Lemmon is the beneficial owner of 2,585,815 shares of Common Stock, which represents 43% of the outstanding shares of Common Stock of the Issuer. The 2,585,815 shares includes 133,800 shares of common stock purchasable upon the exercise of stock options.

         (b) Number of Shares as to Which the Reporting Person has:

                  (i)   Sole Power to Vote or Direct the Vote: 2,348,277

                  (ii)  Shared Power to Vote or to Direct the Vote: 237,538

                  (iii) Sole Power to Dispose or to Direct the Disposition:
                        2,348,277

                  (iv)  Shared Power to Dispose or Direct the Disposition:
                        237,538

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 16 of 18 Pages
----------------------                                       -------------------


                  Mr. Lemmon owns 237,538 shares of Common Stock jointly with Elise H. Lemmon, his wife. Mrs. Lemmon, a U.S. citizen, is a homemaker who resides in Villanova, Pennsylvania. During the past five years, Mrs. Lemmon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

         (c) Transactions Effected by the Reporting Person During the Past Sixty
         Days: On July 18, 2003, Mr. Lemmon, Jr. contributed 196,891 shares of common stock of the Issuer to Lemmon Drop Enterprises, L.P. at their tax basis value in consideration of additional limited partnership interests in the partnership.

         (d) Not Applicable

         (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described elsewhere in this schedule, the reporting persons have no understandings, arrangements, relationships or contracts relating to the Issuer's common stock which are required to be described thereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint Filing Agreement

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No.  691217 10 3                                       Page 17 of 18 Pages
----------------------                                       -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 18, 2003                                               /s/ John R. Reese
                                                           ------------------------------------
                                                           John R. Reese, an individual

1996 Trust of George B. Lemmon for                         1996 Trust of George B. Lemmon for
George B. Lemmon, Jr. dated 2/28/96                        Andreana P. Lemmon dated 2/28/96

By:               /s/ John R. Reese                        By:      /s/ John R. Reese
         -----------------------------------                        --------------------------
         John R. Reese                                              John R. Reese
         Its: Trustee                                               Its: Trustee

1996 Trust of George B. Lemmon for                         1996 Trust of George B. Lemmon for
Danielle B. Lemmon dated 2/28/96                           Nadine A. Lemmon dated 2/28/96

By:               /s/ John R. Reese                        By:      /s/ John R. Reese
         -----------------------------------                        --------------------------
         John R. Reese                                              John R. Reese
         Its: Trustee                                               Its: Trustee

Lemmon Drop Enterprises, L.P.                              Ann Peterkin Snyder Family Limited Partnership, L.P.
     By: Ann Peterkin Snyder Family Limited
         Partnership, L.P., as General Partner                      By:      /s/ George B. Lemmon, Jr.
                                                                             -------------------------
                                                                             George B. Lemmon, Jr.
     By:          /s/ George B. Lemmon, Jr.                                  Its: General Partner
         ----------------------------------------
         George B. Lemmon, Jr.
         Its:  General Partner


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Owosso Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Date:  July 18, 2003                                                        /s/ John R. Reese
                                                                        --------------------------
                                                                        John R. Reese, an individual

1996 Trust of George B. Lemmon for                                      1996 Trust of George B. Lemmon for
George B. Lemmon, Jr. dated 2/28/96                                     Andreana P. Lemmon dated 2/28/96

By:               /s/ John R. Reese                                     By:         /s/ John R. Reese
         -----------------------------------                                     --------------------------
         John R. Reese                                                           John R. Reese
         Its: Trustee                                                            Its: Trustee

1996 Trust of George B. Lemmon for                                      1996 Trust of George B. Lemmon for
Danielle B. Lemmon dated 2/28/96                                        Nadine A. Lemmon dated 2/28/96

By:               /s/ John R. Reese                                     By:         /s/ John R. Reese
         -----------------------------------                                     --------------------------
         John R. Reese                                                           John R. Reese
         Its: Trustee                                                            Its: Trustee

Lemmon Drop Enterprises, L.P.                                           Ann Peterkin Snyder Family Limited Partnership, L.P.
     By: Ann Peterkin Snyder Family Limited
         Partnership, L.P., as General Partner                                   By:      /s/ George B. Lemmon, Jr.
                                                                                          -------------------------
                                                                                          George B. Lemmon, Jr.
By:               /s/ George B. Lemmon, Jr.                                               Its: General Partner
         ----------------------------------------
         George B. Lemmon, Jr.
         Its: General Partner
